Filed by dMY Technology Group, Inc. IV pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: dMY Technology Group, Inc. IV

Commission File No.: 001-40166

This filing relates to the proposed merger involving dMY Technology Group, Inc. IV (“dMY IV”) with Planet Labs Inc. (“Planet”), pursuant to the terms of that certain Merger Agreement, dated as of July 7, 2021.

On July 9, 2021, Will Marshall, Co-Founder and Chief Executive Officer of Planet, was interviewed on Yahoo! Finance Live. A copy of the transcript of this interview is set forth below.

Yahoo! Finance Live – 7.9.21

Myles Udland: Welcome back to Yahoo Finance Live on this Friday morning. Well, the hot SPAC market continues to roll on. Earlier this week, Planet Labs announcing that it will go public in a SPAC transaction with DMY Technology Group IV and will value Planet Labs at about $2.8 billion and Planet’s CEO and co-founder Will Marshall joins us now to discuss the deal. Will, let’s just start with the proposition that you guys have because I think we’re all quite interested in just what the product is and who the end user is. So you say in the release here the data set you have is a scan of Earth — of the whole Earth. That’s the whole thing. Tell us a little bit about the process of gathering this and who your customers are.

Will Marshall: Well, thanks for having us. Yeah, so Planet is a data company. We have a fleet of 200 satellites that image the entire Earth’s land mass once per day. It’s a line scanner for the Earth. And that imagery powers decisions for companies, so as they see change across the planet. Let me give you a few examples. In agriculture, we scan all the agriculture farms around the world every day, and farmers use it to improve their crop yield by determining where it needs fertilizer, where it needs to be harvested, precision agriculture. It improves agriculture yields by 20 or 40%. Data is used to update maps that you see online. So, Google Maps for example, use our data and self-heating maps to keep them up to date, and governments use it for things like disaster response, so after floods and fires and earthquakes, our data is used to help the responders. So, it’s real-time information that helps people make smarter decisions. I think one way to think about it is a bit like a Bloomberg terminal but for Earth data. Bloomberg terminal serves up financial data and then people make smart decisions on it. We serve up Earth data into a wide variety of vertical markets, like ag, mapping, finance, forestry, et cetera, and then people embed it into their work flows and they make smart decision. And, just like a Bloomberg terminal, it’s high growth, high margins and it’s really sticky, so our customers really like using it, and it’s a brand new and unique data set.

Brian Sozzi: Will, about 69% of your business comes from agriculture, civil and defense. Who is not using this product that you’re going after?

Will Marshall: Well, a lot of people could use it that aren’t using it yet. For example, in insurance, people could use it to check insurance claims without having to send people out, especially when we get moving to more remote first culture. Finance companies could use it to better markets. We can tell the crop output from all the world’s soy fields every day or the ships into and out of the world’s top ports, et cetera, et cetera. But right now Planet is working on software that enables those kinds of users. So right now we’re going to the big ag companies, mapping companies, governments that can get value out of our data today, and this money that we’re getting through going public is going to enable us to invest in software to make it usable to more people, not just the big countries and big companies.

Julie Hyman: Will, it’s Julie here. Operating satellites, one would imagine, is expensive. Maintaining them, expensive. Crunching all of this data and making sense of it, expensive. So talk to me about cost of business and your margins and profitability track.

Will Marshall: Thanks very much. Yeah, we do put satellites up. We do have to buy rockets and so on, but you’ll be surprised to learn that the capital expenses are less than 10% of our overall budget this year. We have miniaturized the satellites, made them much more efficient. Therefore, that brings down the launch costs. We have super-efficient partnerships on cloud compute to bring those costs down, and so actually the capital expenses are really low. Also important for profitability is that we sell our data feeds on this Bloomberg like terminal for Earth data, we sell those data feeds to multiple users. Selling the data feeds to the second users, of course the incremental cost is very, very low, so our margins are actually very high. Last year on our Planet Scope business, which is the daily scan, 73% of our revenue comes from that satellite fleet. The profit margins were 66% including depreciation and amortization of all the satellites, so fully loaded, and so it really looks like a software business at this point, a data business, and that’s based on a revolution that’s happening on the satellite side that has massively reduced the cost that we have pioneered called agile aerospace. And so, yes, high margins, high growth.

Myles Udland: All right, Will Marshall, CEO and co-founder at Planet Labs, appreciate the time this morning. Really interesting company and hopefully we’ll be in touch as you continue your journey towards the public markets.

Additional Information and Where to Find It

In connection with the proposed transaction (the “Business Combination”), dMY IV intends to file with the SEC a Registration Statement on Form S-4 (“Registration Statement”), which will include the proxy statement/prospectus of dMY IV. dMY IV’s stockholders and other interested persons are advised to read, when available, the Registration Statement and a preliminary proxy statement/prospectus which forms a part of the Registration Statement, as well as any amendments thereto, and the effective Registration Statement and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about the parties to the agreement and plan of merger, by and among dMY IV and Planet and the other parties thereto (the “Merger Agreement”), dMY IV and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of dMY IV as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by written request to dMY Technology Group, Inc. IV at 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144.

Participants in the Solicitation

dMY IV, dMY Sponsor IV, LLC, Planet and their respective directors and executive officers may be deemed participants in the solicitation of proxies from dMY IV’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in dMY IV will be included in the Registration Statement to be filed by dMY IV, which will include the proxy statement/prospectus of dMY IV, for the Business Combination and be available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement for the Business Combination when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed transaction between dMY IV and Planet, including statements regarding the anticipated timing, completion and success of the transaction. dMY IV’s and Planet’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “would,” “believes,” “predicts,” “potential,” “strategy,” “opportunity,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, dMY IV’s and Planet’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside dMY IV’s and Planet’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the lack of a third party valuation in determining whether the proposed transaction is fair to the stockholders from a financial point of view; (3) the outcome of any legal proceedings that may be instituted against dMY IV and Planet following the announcement of the Merger Agreement and the transactions contemplated therein; (4) the inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of dMY IV or Planet, certain governmental or regulatory approvals, the satisfaction of the minimum trust account amount following redemption by dMY IV’s public stockholders, or the satisfaction of other conditions to Closing in the Merger Agreement; (5) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (6) the impact of COVID-19 on Planet’s business and/or the ability of the parties to complete the Business Combination; (7) the inability to obtain or maintain the listing of the combined company’s Class A common stock on the New York Stock Exchange following the Business Combination; (8) the risk that the Business Combination disrupts current plans, operations, business relationships, performance and business generally as a result of the announcement and consummation of the Business Combination; (9) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers, and retain its management and key employees; (10) costs related to the Business Combination; (11) changes in applicable laws or regulations; (12) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (13) the possibility that Planet or dMY IV may be adversely affected by other economic, business, and/or competitive factors; and (14) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” therein, and in dMY IV’s other filings with the SEC. dMY IV cautions that the foregoing list of factors is not exclusive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of dMY IV’s Quarterly Reports on Form 10-Q, the Registration Statement and proxy statement/prospectus discussed above and other documents filed by dMY IV from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. dMY IV cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. dMY IV does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.